

Mail Stop 3561

July 11, 2017

Natalia Lopera
Chief Executive Officer
Hip Cuisine, Inc.
2250 NW 114th Ave., Unit 1P, PTY 11020
Miami, FL 33172

  Re: Hip Cuisine, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed June 28, 2017
    File No. 333-217659

Dear Ms. Lopera:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 30, 2017 letter.

Exhibit 99.1

1. We note the presentation of Rawkin Bliss LLC's audited financial statements as of and for the year ended December 31, 2016 and 2015. We also note the presentation of discontinued operations of Rawkin Bliss LLC. Since you consummated the acquisition on December 14, 2016, please revise to provide unaudited interim financial statements for the nine months ended September 30, 2016 and the audited financial statements for the year ended December 31, 2015 of Rawkin Bliss LLC. The revised financial statements should not reflect the transaction as discontinued operations. Refer to Rule 8-04 of Regulation S-X. Additionally, the revised financial statements should be included in the prospectus rather than filed as an exhibit. Please revise the prospectus accordingly.

You may contact Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: William D. O'Neal, Esq.